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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 16)

                   Under the Securities Exchange Act of 1934*


                              ERC Industries, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   268912102
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                                 (CUSIP Number)


                             J. David Kirkland, Jr.
                               Baker Botts L.L.P.
                              3000 One Shell Plaza
                                 910 Louisiana
                              Houston, Texas 77002
                                 (713) 229-1101
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 29, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 268912102

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     (1)  Name of Reporting Person
          I.R.S. Identification Nos. of Above Person

          John Wood Group PLC, a company registered in Scotland and incorporated under the laws of the United Kingdom

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     (2)  Check the Appropriate Box if a Member of a Group
                                                   (a)      [ ]
                                                   (b)      [ ]

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     (3)  SEC Use Only

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     (4)  Source of Funds

          WC

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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)
                                                        [ ]

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     (6)  Citizenship or Place of Organization

          United Kingdom

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Number of          (7)   Sole Voting Power          27,537,702
Shares Bene-             _______________________________________________________
ficially           (8)   Shared Voting Power        0
Owned by                 _______________________________________________________
Each Report-       (9)   Sole Dispositive Power     27,537,702
ing Person               _______________________________________________________
With              (10)   Shared Dispositive Power   0

________________________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          27,537,702

________________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

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     (13) Percent of Class Represented by Amount in Row (11)
          89.7%

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     (14) Type of Reporting Person (See Instructions)    CO

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          The Schedule 13D dated October 19, 1992, as amended and supplemented by the amendments thereto previously filed with the Securities and Exchange Commission (collectively, the "Schedule 13D"), of John Wood Group PLC (the "Reporting Person"), relating to the common stock, $0.01 par value per share (the "Common Stock"), and a series of preferred stock, $1.00 par value per share, of ERC Industries, Inc., a Delaware corporation (formerly known as ERC Subsidiary, Inc., successor by merger to ERC Industries, Inc. (the "Company")), is hereby amended and supplemented as set forth below. Defined terms used in this Amendment No. 16 and not defined herein shall have their respective meanings as set forth in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          On March 29, 2000, the Company, the Reporting Person and ERC Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Merger Sub with and into the Company. In the Merger, each share of Common Stock of the Company outstanding immediately prior to the effective time the Merger (other than shares held by the Reporting Person, Merger Sub or any subsidiary of the Reporting Person or the Company, or held in the Company's treasury, which will be canceled, or shares held by stockholders who have exercised their statutory right under the laws of the state of Delaware to have such shares appraised and be paid the fair value thereof ("Dissenting Shares")) will be converted into the right to receive $1.60 in cash, without any interest thereon (such cash paid for the shares of Common Stock is hereinafter referred to as the "Merger Consideration"), and each outstanding share of common stock of Merger Sub will be converted into one share of the common stock of the Company, as the surviving corporation in the Merger (the "Surviving Corporation").

          The Reporting Person has calculated that, assuming there are no Dissenting Shares, approximately $5.1 million will be required to pay the aggregate Merger Consideration due to stockholders of the Company at the closing of the Merger. The Reporting Person expects that the funds to be used to pay the aggregate Merger Consideration will come from the Reporting Person's working capital.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          The Reporting Person intends to consummate the Merger and acquire all the outstanding shares of Common Stock not owned by the Reporting Person at the earliest practicable date. The Merger Agreement specifies certain conditions that must be satisfied prior to the closing of the Merger, including, among other things, (a) the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock not owned by the Reporting Person that are voting for or against the matter

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at the meeting of stockholders called for such purpose, and (b) the absence of any court order, decree or injunction that prohibits the consummation of the Merger.

          As a result of the Merger, (a) all the outstanding shares of Common Stock (other than Dissenting Shares and shares held by the Reporting Person, Merger Sub or any subsidiary of the Reporting Person or the Company, or held in the Company's treasury, which will be canceled) will be converted into the right to receive the Merger Consideration, and the shares of Merger Sub will become the shares of the Surviving Corporation, (b) the Reporting Person will own 100% of the outstanding shares of the Surviving Corporation, (c) the Common Stock of the Company will cease to be authorized to be quoted on the OTC Bulletin Board or on any other interdealer quotation system of a registered national securities association, (d) the Common Stock will be removed from registration under the 1934 Act, (e) the directors of Merger Sub will become the directors of the Surviving Corporation and (f) the officers of the Company will become the officers of the Surviving Corporation.

          The foregoing description of the Merger Agreement and the transactions contemplated thereby is only a summary thereof, does not purport to be complete and is qualified in its entirety by the specific terms of the Merger Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          Q    Agreement and Plan of Merger, dated as of March 29, 2000, among
     John Wood Group PLC, ERC Acquisition, Inc. and ERC Industries, Inc.

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                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 16 to Schedule 13D is true, complete and correct.

Date: March 30, 2000

                              JOHN WOOD GROUP PLC


                              By:     /s/  WENDELL BROOKS
                                 ------------------------
                                    Wendell Brooks
                                    Director

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                                 EXHIBIT INDEX

99.Q Agreement and Plan of Merger, dated as of March 29, 2000, among John Wood Group PLC, ERC Acquisition, Inc. and ERC Industries, Inc.

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